Exhibit 99.1

Annual and Special Meeting of Shareholders
June 18, 2021

Report on Voting Results
Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

The annual and special meeting (the “Meeting”) of shareholders of IMV Inc. (the “Corporation”) was held on June 18, 2021. 82 shareholders holding 42,711,232 common shares were present or represented at the Meeting, which corresponds to approximately 63% of the total votes attached to all issued and outstanding common shares as of the record date on May 7, 2021.

1.	Election of Directors

Based on the proxies received and the votes by ballot, all the nominees listed in the management information circular dated May 11, 2021 (the “Circular”) were elected as directors until the next annual meeting of shareholders of the Corporation or until such person’s successor is elected or appointed. The outcome of the vote was as follows:

Nominee	Votes	% of Votes	Votes	% of Votes	Non Vote
	For	For	Withheld	Withheld
Andrew Sheldon	24,451,349	61.96	15,009,890	38.04	3,249,993
Michael Bailey	29,789,424	75.49	9,671,815	24.51	3,249,993
Julia P. Gregory	24,554,616	62.22	14,906,623	37.78	3,249,993
Michael Kalos	30,132,947	76.36	9,328,292	23.64	3,249,993
Kyle Kuvalanka	30,250,215	76.66	9,211,024	23.34	3,249,993
Frederic Ors	28,102,101	71.21	11,359,138	28.79	3,249,993
Shermaine Tilley	29,686,216	75.23	9,775,023	24.77	3,249,993
Markus Warmuth	30,062,960	76.18	9,398,279	23.82	3,249,993

2.	Appointment of Auditor

Based on the proxies received and the votes by ballot, PricewaterhouseCoopers LLP, chartered professional accountants was re-appointed as auditor of the Corporation and the directors were authorized to fix its remuneration. The outcome of the vote was as follows:

Votes	% of Votes	Votes	% of Votes	Non Vote
For	For	Withheld	Withheld
35,035,746	82.03	7,675,486	17.97	0

3.	Amendments to the Stock Option Plan

Based on the proxies received and the votes by ballot, a resolution, the text of which is set out in Schedule “A” to the Circular, was adopted to approve certain amendments to the stock option plan of the Corporation, all as more described in the Circular. The outcome of the vote was as follows:

Votes	% of Votes	Votes	% of Votes	Non Vote
For	For	Against	Against
27,682,869	70.15	11,778,370	29.85	3,249,993